Dreyfus Massachusetts Municipal Money Market Fund
Statement of Investments
10/31/2004 (Unaudited)

Tax Exempt Investments--102.2%	Principal Amount ($)		Value ($)
Blackstone, GO Notes, BAN 1.75%, 11/12/2004	2,270,000		2,270,440
Blackstone Valley Vocational Regional School District			
GO Notes, BAN 1.75%, 3/11/2005	5,000,000		5,010,185
City of Boston, GO Notes, Refunding			
2.50%, 2/1/2005 (Insured; MBIA)	1,500,000		1,505,201
City of Chicopee, GO Notes, BAN 2%, 11/19/2004	2,000,000		2,000,807
Town of Fairhaven, GO Notes, BAN 2%, 12/17/2004	2,200,000		2,202,190
Gateway Regional School District, GO Notes			
BAN 3%, 2/10/2005	5,000,000		5,019,913
Gill-Montague Regional School District, GO Notes			
BAN 3%, 7/29/2005	1,650,000		1,665,086
City of Haverhill, GO Notes, SAAN 2.25%, 12/3/2004			
(LOC; Bank of America)	1,658,311		1,659,825
King Philip Regional School District, GO Notes, BAN:			
1.70%, 12/15/2004	400,000		400,239
2%, 12/15/2004	2,525,000		2,527,470
Koch Certificates of Trust, Revenue, VRDN			
1.91% (Insured; AMBAC and Liquidity Facility;			
State Street Bank & Trust Co.)	5,089,000	a	5,089,000
Town of Leicester, GO Notes, BAN:			
1.50%, 11/19/2004	3,900,000		3,900,851
2.75%, 5/19/2004	3,505,000		3,526,461
Town of Mansfield. GO Notes, RAN			
2.50%, 12/31/2004	4,000,000		4,006,843
State of Massachusetts, GO Notes:			
Consolidated Loan 5%, 1/1/2005	1,000,000		1,006,600
VRDN (Central Artery):			
1.74% (Liquidity Facility; Landesbank			
Baden-Wuerttemberg)	2,000,000	a	2,000,000
1.74% (Liquidity Facility; State Street Bank			
and Trust Co.)	1,300,000	a	1,300,000
Massachusetts Development Finance Agency:			
Revenue (North Shore Community Apartments)			
1.21%, 1/3/2005 (LOC; Citizen's Bank			
of Massachusetts)	3,625,000		3,625,000
VRDN:			
College and University Revenue:			
(Assumption College)			
1.74% (LOC; The Bank of New York)	3,000,000	a	3,000,000
(Gordon College)			
1.74% (LOC; Citizen's Bank of Massachusetts)	2,000,000	a	2,000,000
(Suffolk University) 1.84% (Insured; Radian Bank			
and Liquidity Facility: Bank of America			
and State Street Bank & Trust Co.)	10,000,000	a	10,000,000
(Wentworth Institute of Technology)			
1.82% (Insured; Radian Bank and			
Liquidity Facility; Bank of America)	11,900,000	a	11,900,000
IDA:			
(Metalcrafters Inc.)			
1.81% (LOC; Bank of America)	1,755,000	a	1,755,000
(Ocean Spray Cranberries Project)			
1.77% (LOC; Wachovia Bank)	1,250,000	a	1,250,000
Industrial Revenue:			
(Catania-Spagna) 1.86% (LOC; Lloyds TSB Bank)	3,090,000	a	3,090,000
(ECM Plastics Issue) 1.87% (LOC; PNC Bank)	3,030,000	a	3,030,000
(FIBA Technologies) 1.85% (LOC; Comerica Bank)	2,200,000	a	2,200,000

MFHR:				
(Georgetown Village Apartments)				
1.84% (Insured; FNMA)		4,000,000	a	4,000,000
(Midway Studios Project)				
1.84% (LOC: Bank of America and				
Citizen's Bank of Massachusetts)		5,000,000	a	5,000,000
Private Schools Revenue:				
(Belmont Day School Incorporated)				
1.74% (LOC; PNC Bank)		2,000,000	a	2,000,000
(Boston College High School Issue)				
1.74% (LOC; Citizen's Bank of Massachusetts)		6,000,000	a	6,000,000
Revenues:				
(Alliance of Massachusetts Inc. Project)				
1.81% (LOC; PNC Bank)		3,700,000	a	3,700,000
(Fessenden School)				
1.79% (LOC; Bank of America)		4,000,000	a	4,000,000
(Lesley University)				
1.79% (LOC; Bank of America)		3,000,000	a	3,000,000
Massachusetts Housing Finance Agency, SFHR:				
1.15%, 5/2/2005		1,500,000		1,500,000
VRDN 1.78% (Insured; FSA and Liquidity Facility;				
Dexia Credit Locale)		5,905,000	a	5,905,000
Massachusetts Industrial Finance Agency, VRDN:				
College and University Revenue				
(Control Health Educational Berkshire Project)				
1.78% (LOC; Allied Irish Bank)		4,600,000	a	4,600,000
Industrial Revenue:				
(Cambridge Isotope Labs Inc.)				
1.81% (LOC; Bank of America)		2,680,000	a	2,680,000
(Peterson American Corp. Project)				
1.92% (LOC; Bank One)		800,000	a	800,000
Massachusetts Port Authority:				
Special Facility Revenue, VRDN, Putters Program				
1.83% (Insured; AMBAC and Liquidity Facility;				
JPMorgan Chase Bank)		4,000,000	a	4,000,000
Transportation Revenue, CP 1.24%, 12/9/2004				
(LOC; WestLB AG)		5,000,000		5,000,000
Town of Nantucket, GO Notes, BAN 3%, 1/21/2005		2,263,221		2,269,681
Town of New Bedford, GO Notes, BAN 2%, 2/25/2005		1,000,000		1,000,711
Town of Scituate, GO Notes, BAN 3%, 3/3/2005		1,513,000		1,520,607
Town of Wareham, GO Notes, BAN 2.50%, 3/17/2005		1,361,552		1,366,669
Town of Weymouth, GO Notes, BAN 2.85%, 3/10/2005		1,000,000		1,003,540
Total Investments (cost $146,287,319)		**102.2%**		**146,287,319**
Liabilities, Less Cash and Receivables		**(2.2)%**		**(3,163,481)**
Net Assets		**100.0%**		**143,123,838**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**MBIA**		Municipal Bond Investors Assurance
BAN	Bond Anticipation Notes			Insurance Corporation
FNMA	Federal National Meeting Association	**MFHR**		Multi-Family Housing Revenue
FSA	Financial Security Assurance	**RAN**		Revenue Aniticipation Notes
GO	General Obligation	**SAAN**		State Aid Anticipation Notes
IDR	Industrial Development Revenue	**SFHR**		Single Family Housing Revenue
LOC	Letter of Credit	**VRDN**		Variable Rate Demand Notes

Summary of Combined Ratings

Fitch	or	**Moody's**	or	**Standard & Poor's**	**Value (%)**
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	81.4
AAA, AA, A b		Aaa, Aa, A b		AAA, AA, A b	3.1
Not Rated c		Not Rated c		Not Rated c	15.5
					100.0

a Securities payable on demand. Variable interest - subject to periodic changes.
b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.
c Securities which, while not rated by Fitch, Moody's and Standard & Poor's have been determined by the Manager
   to be of comparable quality to those rated securities in which the Fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.